Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2018	2017
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$203	$(137)
Add (deduct):
Equity in earnings of unconsolidated entities	(121)	(101)
Distributions from unconsolidated entities	91	85
Amortization of capitalized interest	5	6
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(14)	—
	$164	$(147)
Add fixed charges:
Consolidated interest expense[2]	129	128
Interest portion (1/3) of consolidated rent expense	50	48
	$343	$29

FIXED CHARGES:
Consolidated interest expense[2]	$129	$128
Capitalized interest	2	1
Interest portion (1/3) of consolidated rent expense	50	48
	$181	$177

RATIO OF EARNINGS TO FIXED CHARGES	1.90	*

[1]	Includes Loss on impairment of goodwill of $262 million in 2017. Amount also includes $18 million and $19 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2017 were inadequate to cover Fixed charges by $148 million.